FORM 3	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0104 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo and Dye's Section 16 Filer www.section16.net

1. Name and Address of Reporting Person* Greenberg, Frederic	2. Date of Event Requiring Statement Month/Day/Year 1/31/2003	4. Issuer Name and Ticker or Trading Symbol EP MedSystems, Inc. (EPMD)
(Last) (First) (Middle) P.O. Box 400	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	5. Relationship of Reporting Person(s) to Issuer (Check all applicable) Director X 10% Owner Officer Other (give title below) (specify below)	6. If Amendment, Date of Original (Month/Day/Year)
(Street) Sugarloaf Shores,, FL 33044			7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
Common Stock, no par value, $0.001 stated value per share	20,000	D
Common Stock, no par value, $0.001 stated value per share	1,723,560	I	By EGS Private Healthcare Partnership, L.P.(1)
Common Stock, no par value, $0.001 stated value per share	246,223	I	By EGS Private Healthcare Counterpart, L.P.(1)
Common Stock, no par value, $0.001 stated value per share	215,682	I	By The Pharmaceutical/Medical Technology Fund, L.P.(1)
Common Stock, no par value, $0.001 stated value per share	43,698	I	By Strategic Healthcare Investment Fund(1)
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 5(b)(v).

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FORM 3 (continued)	Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 4)	2. Date Exercisable and Expiration Date (Month/Day/ Year)		3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4. Conversion or Exercise Price of Derivative Security	5. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Warrants (right to buy)	2/15/00	2/15/05	Common Stock, no par value, $0.001 stated value per share	306,250	$7.50	I	By EGS Private Healthcare Partnership, L.P.(1)
Warrants (right to buy)	2/15/00	2/15/05	Common Stock, no par value, $0.001 stated value per share	43,750	$7.50	I	By EGS Private Healthcare Counterpart, L.P.(1)
Warrants (right to buy)	8/01/03	7/31/08	Common Stock, no par value, $0.001 stated value per share	286,424	$1.6943	I	By EGS Private Healthcare Partnership, L.P.(1)
Warrants (right to buy)	8/01/03	7/31/08	Common Stock, no par value, $0.001 stated value per share	40,989	$1.6943	I	By EGS Private Healthcare Counterpart, L.P.(1)

Explanation of Responses:

(1) The securities reported herein are beneficially owned and are being reported by the Reporting Person pursuant to the following arrangement: The Reporting Person is the Managing Member of EGS Private Healthcare Associates, LLC, which is the general partner of EGS Private Healthcare Partnership, L.P. and of EGS Private Healthcare Counterpart, L.P. The Reporting Person is a Managing Member of Greenberg Healthcare Management, LLC, which is the general partner of The Pharmaceutical/Medical Technology Fund, L.P. and of Strategic Healthcare Investment Fund.

By: /s/ Frederic Greenberg Frederic Greenberg **Signature of Reporting Person	March 21, 2003 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
          If space is insufficient, See Instruction 6 for procedure.

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